# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kardigan, Inc., CIK 0002123613
CUSIP: 48563V117
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 506 Carnegie Center Drive, Suite 201, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 06/22/2026
Filed by CIK 0002006772
Persons authorized to receive notices and communications: Mark McDonnell, ARCH Venture Management, LLC, 8755 W. Higgins Road, Suite 1025, Chicago, Illinois (IL), 60631, (773) 380 6600

## Reporting persons
- ARCH Venture Fund XIII, L.P. (CIK 0002006772): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 15,042,035; sole dispositive power 0; shared dispositive power 15,042,035; aggregate amount beneficially owned 15,042,035 (16.2% of the class)
- ARCH Venture Partners XIII, L.P. (CIK 0002016083): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 15,042,035; sole dispositive power 0; shared dispositive power 15,042,035; aggregate amount beneficially owned 15,042,035 (16.2% of the class)
- ARCH Venture Partners XIII, LLC (CIK 0002016082): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,042,035; sole dispositive power 0; shared dispositive power 15,042,035; aggregate amount beneficially owned 15,042,035 (16.2% of the class)
- Robert Nelsen (CIK 0001219042): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,042,035; sole dispositive power 0; shared dispositive power 15,042,035; aggregate amount beneficially owned 15,042,035 (16.2% of the class)
- Keith Crandell (CIK 0001219039): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,042,035; sole dispositive power 0; shared dispositive power 15,042,035; aggregate amount beneficially owned 15,042,035 (16.2% of the class)
- Kristina Burow (CIK 0001569248): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,042,035; sole dispositive power 0; shared dispositive power 15,042,035; aggregate amount beneficially owned 15,042,035 (16.2% of the class)
- Steven Gillis (CIK 0001229592): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,042,035; sole dispositive power 0; shared dispositive power 15,042,035; aggregate amount beneficially owned 15,042,035 (16.2% of the class)
- Paul Berns (CIK 0001202769): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 53,483; shared voting power 15,042,035; sole dispositive power 53,483; shared dispositive power 15,042,035; aggregate amount beneficially owned 15,095,518 (16.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Kardigan, Inc.
Address of issuer's principal executive offices: 506 Carnegie Center Drive, Suite 201, Princeton, New Jersey (NJ), 08540

## Item 2. Identity and Background
Name of person filing: This statement is being filed by (1) ARCH Venture Fund XIII, L.P. ("AVF XIII"), (2) ARCH Venture Partners XIII, L.P. ("AVP XIII LP") which is the sole general partner of AVF XIII, (3) ARCH Venture Partners XIII, LLC ("AVP XIII LLC") which is the sole general partner of AVP XIII LP, (4) Keith Crandell ("Crandell"), (5) Robert Nelsen ("Nelsen"), (6) Kristina Burow ("Burow"), (7) Steven Gillis ("Gillis"), and (8) Paul Berns ("Berns"). Nelsen, Crandell, Burow, Gillis, and Berns are referred to collectively as the "AVP XIII Investment Committee Members." Each of the individuals and entities above shall be referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The business address of each of the Reporting Persons is 8755 West Higgins Road, Suite 1025, Chicago, IL, 60631.
Present principal occupation or employment: The principal business of AVP XIII LP is to act as the general partner of AVF XIII and the principal business of AVP XIII LLC is to act as the general partner of AVP XIII LP. AVP XIII Investment Committee Members act as investment committee members of AVP XIII LLC, and as managing directors or investment committee members of a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: AVF XIII and AVP XIII LP are limited partnerships organized under the laws of the State of Delaware. AVP XIII LLC is a limited liability company organized under the laws of the State of Delaware. Each AVP XIII Committee Member is a US citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 6, 2024, AVF XIII purchased 1,202,764 shares of Series A Preferred Stock of Kardigan, Inc. (the "Issuer") at a purchase price of $12.1941 per share. The number of shares reflects a 1 for 1.5928 forward stock split (the "Stock Split") effective immediately prior to the closing of the initial public offering of the Issuer (the "IPO"). Each share of Series A Preferred Stock automatically converted into one share of the Issuer's Common Stock, par value $0.00001 per share (the "Common Stock") at the closing of the IPO.

On July 22, 2024, AVF XIII purchased 1,530,791 shares of Series A Preferred Stock of the Issuer at a purchase price of $12.1941 per share. The number of shares reflects the Stock Split. Each share of Series A Preferred Stock automatically converted into one share of Common Stock at the closing of the IPO.

On February 14, 2025, AVF XIII purchased 2,733,557 shares of Series A Preferred Stock of the Issuer at a purchase price of $12.1941 per share. The number of shares reflects the Stock Split. Each share of Series A Preferred Stock automatically converted into one share of Common Stock at the closing of the IPO.

On August 27, 2025, AVF XIII purchased 2,733,557 shares of Series A Preferred Stock of the Issuer at a purchase price of $12.1941 per share. The number of shares reflects the Stock Split. Each share of Series A Preferred Stock automatically converted into one share of Common Stock at the closing of the IPO.

On September 5, 2025, AVF XIII purchased 1,917,731 shares of Series B Preferred Stock and 1,809,846 shares of Series B-1 Preferred Stock of the Issuer at a purchase price of $13.4135 per share. AVF XIII also received a Common Stock Warrant for 876,040 shares at an exercise price of $13.4135 per share (the "Warrants"). The number of shares reflects the Stock Split. Each share of Series B Preferred Stock and Series B-1 Preferred Stock automatically converted into one share of Common Stock at the closing of the IPO.

On October 15, 2025, AVF XIII purchased 1,863,789 shares of Series B-1 Preferred Stock of the Issuer at a purchase price of $13.4135 per share. The number of shares reflects the Stock Split. Each share of Series B-1 Preferred Stock automatically converted into one share of Common Stock at the closing of the IPO.

On June 22, 2026, AVF XIII purchased 1,250,000 shares of Common Stock at a purchase price of $16.00 per share from the underwriters of the IPO.

The source of funds for each of the purchases described in this Item 3 was the working capital of AVF XIII.

No part of the purchase price paid by AVF XIII was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above. The total amount paid for the securities purchased in the above-listed transactions is as follows:

AVF XIII: $194,999,973.81

## Item 4. Purpose of Transaction
Purpose of transaction: AVF XIII and the other Reporting Persons acquired the Common Stock for investment purposes. Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, AVF XIII and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
AVF XIII is the record owner of 15,042,035 shares of Common Stock and Warrants exercisable for 876,040 shares of Common Stock ("AVF XIII Record Shares"). AVP XIII LP, as the sole general partner of AVF XIII LP, may be deemed to beneficially own the AVF XIII Record Shares. AVP XIII LLC, as the sole general partner of AVP XIII LP, may be deemed to beneficially own the AVF XIII Record Shares. The Warrants may not be exercised until the first date on which the Issuer achieves a market valuation of $5.0 billion. As a result, none of the Warrants are currently exercisable.

By virtue of their relationship as affiliated entities who have overlapping general partners and investment committee members, each of the AVP XIII Investment Committee Members and direct and indirect general partners of AVF XIII may be deemed to share the power to direct the AVF XIII Record Shares.

Berns is the holder of options to purchase 113,513 shares of common stock, of which 53,483 are exercisable now and within the next 60 days, and 20,706 restricted stock units, of which 0 are exercisable now and within the next 60 days.

Each Reporting Person disclaims beneficial ownership of the AVF XIII Record Shares except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on the 93,089,121 shares outstanding following the IPO, as reported by the Issuer in its Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on June 17, 2026, giving effect to the exercise of the underwriters' allotment, and includes vested options in the shares reported for Berns.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Investor Rights Agreement

AVF XIII is party to that certain Amended and Restated Investors' Rights Agreement, dated September 4, 2025 (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, the Issuer has granted to AVF XIII demand, piggyback and shelf registration rights with respect to shares of Common Stock held by AVF XIII. Such registration rights will terminate upon the earlier of (i) the occurrence of a deemed liquidation event, as defined in the Issuer's amended and restated certificate of incorporation, as currently in effect, (ii) such date after the completion of the IPO when AVF XIII (A) together with its affiliates (as determined under Rule 144 of the Securities Act) holds less than 1% of the Issuer's outstanding capital stock and (B) may immediately sell all registrable securities held by it pursuant to Rule 144 of the Securities Act without any volume limitations, or another similar exemption, during any three month period without registration, and (iii) the third anniversary of the IPO.

Effective as of the closing of the IPO, the covenants relating to delivery of financial statements and inspection rights set forth in Section 3 and the rights of first offer were terminated.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Lock-Up Agreement

AVF XIII has entered into a lock-up agreement with the underwriters of the IPO (the "Lock-Up Agreement") pursuant to which AVF XIII has agreed, subject to certain exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock for a period of 180 days after June 17, 2026, except with the prior written consent of J.P. Morgan Securities LLC, Jefferies LLC, Leerink Partners LLC and TD Securities (USA) LLC, subject to certain exceptions.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, the form of which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Warrants

In connection with the issuance of the Series B Preferred Stock, AVF XIII was issued by the Issuer a Warrant exercisable for 876,040 shares of Common Stock at an exercise price of $13.4135 per share (after giving effect to the Stock Split). The Warrant is exercisable, in whole or in part, only upon the first date on which the Issuer achieves a market valuation of $5.0 billion, and expires on September 4, 2035.

The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of such Warrant, which is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement of Joint Filing.

Exhibit 2 - Amended and Restated Investors' Rights Agreement, dated September 4, 2025, as amended, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.4 to the Issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 26, 2026).

Exhibit 3 - Form of Lock-Up Agreement (incorporated by reference to Exhibit D to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on June 11, 2026).

Exhibit 4 - Warrant to Purchase Shares of Common Stock, by and between the Registrant and ARCH Venture Fund XIII, L.P., dated as of September 4, 2025 (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 26, 2026).

## Signatures
- ARCH Venture Fund XIII, L.P.: ARCH Venture Partners XIII, L.P., its General Partner (06/29/2026)
- ARCH Venture Fund XIII, L.P.: ARCH Venture Partners XIII, LLC, its General Partner (06/29/2026)
- ARCH Venture Fund XIII, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (06/29/2026)
- ARCH Venture Partners XIII, L.P.: ARCH Venture Partners XIII, LLC, its General Partner (06/29/2026)
- ARCH Venture Partners XIII, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (06/29/2026)
- ARCH Venture Partners XIII, LLC: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (06/29/2026)
- Robert Nelsen: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen (06/29/2026)
- Keith Crandell: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell (06/29/2026)
- Kristina Burow: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Kristina Burow (06/29/2026)
- Steven Gillis: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Steven Gillis (06/29/2026)
- Paul Berns: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Paul Berns (06/29/2026)
Comment: This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24.1 to the Form 3 relating to the beneficial ownership of shares of Metsera, Inc. by the Reporting Persons filed with the Securities Exchange Commission on January 30, 2025 and incorporated herein in its entirety by reference.